                                                                                                 Exhibit 12

                                               TAUBMAN CENTERS, INC.

       Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions
                                           (in thousands, except ratios)

                                                                               Nine Months Ended September 30
                                                                               ------------------------------
                                                                                 2001                  2000
                                                                                 ----                  ----

Net Earnings from Continuing Operations                                    $      41,754         $      45,610

   Add back:
       Fixed charges                                                             107,085                92,116
       Amortization of previously capitalized interest (1)                         1,842                 1,644

    Deduct:
       Capitalized interest (1)                                                  (27,868)              (20,719)
                                                                           -------------         -------------

Earnings Available for Fixed Charges
  and Preferred Dividends and Distributions                                $     122,813         $     118,651
                                                                           =============         =============

Fixed Charges
    Interest expense                                                       $      47,363         $      41,566
    Capitalized interest                                                          22,234                16,962
    Interest portion of rent expense                                               2,896                 2,917
    Proportionate share of Unconsolidated Joint
      Ventures' fixed charges                                                     34,592                30,671
                                                                           -------------         -------------

       Total Fixed Charges                                                 $     107,085         $      92,116
                                                                           -------------         -------------

Preferred Dividends and Distributions                                             19,200                19,200
                                                                           -------------         -------------

Total Fixed Charges and Preferred
   Dividends and Distributions                                             $     126,285         $     111,316
                                                                           =============         =============

Ratio of Earnings to Fixed Charges and
  Preferred Dividends and Distributions                                             0.97 (2)              1.07

(1)      Amounts include TRG's pro rata share of the Unconsolidated Joint Ventures.
(2)      Earnings  available for fixed charges and preferred  dividends and  distributions  are less than the total of fixed charges and preferred dividends and distributions by approximately $3.5 million.